SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SCVX Corp.
(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G79448208
(CUSIP Number)
Hudson Bay Capital Management LP 28 Havemeyer Place, 2nd Floor Greenwich, Connecticut 06830 (212) 571-1244 Attention: Scott Black
with a copy to: Eleazer Klein, Esq. Adriana Schwartz, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Hudson Bay Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,371,149
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,371,149
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,371,149
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.5%*
14	TYPE OF REPORTING PERSON PN, IA

* This filing is being made solely to report the change in the Reporting Person's beneficial ownership percentage resulting from the reduction in the Issuer’s outstanding Class A Ordinary Shares, as reported by the Issuer on January 27, 2022

1	NAME OF REPORTING PERSON Sander Gerber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,371,149
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,371,149
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,371,149
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.5%*
14	TYPE OF REPORTING PERSON IN

*This filing is being made solely to report the change in the Reporting Person's beneficial ownership percentage resulting from the reduction in the Issuer’s outstanding Class A Ordinary Shares, as reported by the Issuer on January 27, 2022

This Amendment No. 3 (this "Amendment No. 3") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 30, 2020 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on May 18, 2020 ("Amendment No. 1") and by Amendment No. 2 filed with the SEC on December 20, 2021 ("Amendment No. 2" and the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the "Schedule 13D") with respect to Class A Ordinary Shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of SCVX Corp., a Cayman Island exempted company (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends Item 2(b) and Items 5(a)-(c) as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

(b)	The address of the business office of each of the Reporting Persons is 28 Havemeyer Place, 2nd Floor, Greenwich, Connecticut 06830.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Class A Ordinary Shares and the percentage of the Class A Ordinary Shares beneficially owned by each of the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon 3,792,013 Class A Ordinary Shares outstanding, which is the difference obtained by subtracting (i) the 19,207,987 Class A Ordinary Shares redeemed by holders of the Class A Ordinary Shares, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on January 27, 2022, from (ii) the 23,000,000 Class A Ordinary Shares outstanding as of November 29, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the SEC on November 29, 2021.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Class A Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	There have been no transactions in the Class A Ordinary Shares during the sixty days prior to the date of this Schedule 13D by any of the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 31, 2022

HUDSON BAY CAPITAL MANAGEMENT LP

By: /s/ Sander Gerber
Name: Sander Gerber
Title: Authorized Signatory

/s/ Sander Gerber
SANDER GERBER